Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Commission File Number: 001-10269

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

The following is a transcript of a call:

ACTAVIS PLC

November 17, 2014

10:30 a.m. ET

Operator:	Good morning. My name is Bridget and I will be your conference operator today. At this time I would like to welcome everyone to the Actavis update on the proposed acquisition of Allergan.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

Now I would like to turn the call over to Lisa DeFrancesco, head of Investor Relations. Ms. DeFrancesco, you may begin your conference.

Lisa DeFrancesco:	Thank you, Bridget, and good morning everyone. Thank you for joining us to discuss the proposed acquisition of Allergan, which we announced in the press release issued earlier this morning. A copy of the press release is available on our Web site at www.actavis.com.

We will be using a slide presentation during today’s call to provide an overview of the transaction, its benefits, and potential timing, which is available on the webcast as well as for download on the Investor Relations section of Actavis.com.

Joining us on today’s call from the Actavis side are Brent Saunders, our CEO and President, Paul Bisaro, our Executive Chairman; also available on the call are Todd Joyce, our Chief Financial Officer; Bob Stewart, our Chief Operating Officer; Bill Meury, Executive Vice President of Commercial Operations for North American Brands. From the Allergan side we are joined on today’s call by David Pyott, Chairman of the Board and CEO.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

I would like to remind you that during the course of this call management will make certain forward-looking statements. Please refer to the forward-looking statements and the important information for investors and shareholders language regarding these statements in the press release issued earlier this morning and on pages 2 and 3 in the slide presentation. Following management’s review of the presentation we will open up the call for questions from the audience.

With that I will turn the call over to Brent.

Brent Saunders:	Thank you, Lisa. Good morning everyone. Thank you for joining us for a historic announcement.

Today we are pleased to announce the potential combination of Actavis and Allergan. Upon close, anticipated in the second quarter of next year, we will combine two exceptional companies, each delivering strong revenue and earnings growth. We will create a top 10 pharmaceutical company, one generating more than $23 billion annually.

Before I discuss the transaction and go into more detail about this combination, I want to make a few personal observations. First, I want to congratulate the people of Allergan for building an extraordinary company. I want to thank the Boards of both companies for their unanimous support.

I have long admired Allergan, its management, and specifically David Pyott, its people, and its products. I promise that together we will create even more value for physicians and patients who count on our products and in the process continue to build strong shareholder value.

Together Actavis and Allergan will create the most dynamic pharmaceutical company in growth pharma, a term that we believe defines those companies that deliver unmatched top-line growth while investing in R&D.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Our equity and cash offer for Allergan equates to approximately $66 billion, or $219 per share. Allergan shareholders will receive 0.3683 shares of Actavis stock for each share they currently hold, and they will receive $129.22 in cash. With the unanimous approval of both Boards of Directors, under the leadership of myself and Paul Bisaro and the best talent from both companies, I’m convinced that we can deliver on the potential of this combination.

Slide five measures the potential of this combination in terms of enterprise value. We will establish a new dynamic in the industry with a company in the top 10 and one with an enterprise value in excess of $147 billion.

Our ability to create sustainable value will be based on delivering double-digit revenue and earnings growth; a diverse revenue base; world-class blockbuster franchises with such well-known names as Botox; and unparalleled global commercial reach. And we are committed to investing in an industry-leading pipeline that will continue to deliver long-term growth.

As you can see from slide 6 we have characterized ourselves in a new category called growth pharma, one that measures our performance in terms of revenue growth versus the R&D-based biopharmaceutical sector. Looking at the chart you can see that our branded pharmaceutical business has a 10 percent growth CAGR, putting us among the elite growth companies. Aside from the strong strategic fit and compelling industrial logic of this transaction, this acceleration of revenue growth was the key driver of this combination.

On slide 7, double-digit sustainable pharmaceutical revenue growth is our commitment. We also forecast double-digit accretion within the first 12 months, doubling in the next year. This is truly impressive performance, and we anticipate free cash flow in 2016 of more than $8 billion, accelerating as we drive performance in the future.

Synergies are important to any transaction, and we anticipate delivering more than $1.8 billion, with the majority realized in the first 12 months. We have carefully analyzed how to best deliver these synergies, and we expect to deliver them in an intelligent way that ensures we are not sacrificing future growth.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

We will refine these estimates as we move forward, but we anticipate financial synergies of approximately $500 million; R&D synergies of approximately $400 million; COGS savings of $150 million to $200 million; sales and marketing savings of approximately $400 million; and G&A savings in the range of $350 million. Our estimates exclude the great work done by Allergan management as part of its Project Endurance initiatives.

Finally, we are committed to R&D. It is the lifeblood of our Company. Our approximately $1.7 billion investment in R&D reflects that commitment, and we intend to be strategic about how we realize savings in this area.

As you can see from slide 8, the combined business will be balanced and reflects the strength that Actavis and Allergan bring to this combination. Together, international revenues will represent nearly one-fifth of total revenues, turbo-boosting our global scale.

We are in a unique position as a combined company. We will have six blockbuster therapeutic categories with strong well-known global brands.

In looking at slide 9 you can see that this combination fills out several of our core therapeutic categories of Actavis, but we also add a powerful new therapeutic category to the business: ophthalmology. Allergan has some of the best brands in the business; and with my experience in this category, I understand its potential, recognize its value, and am delighted to have another opportunity to be part of innovation and growth in eye health.

These blockbuster categories will also be supported by our growing position in anti-infectives and by a broad portfolio of established brands that will continue to drive value for patients and for our shareholders.

In addition to the most recognized names in the industry, we also have a larger commercial footprint to support brand expansion and value creation. With 100 markets around the world, we are excited to begin building stronger and more relevant product offerings for our customers across brands, generics, branded generics, and OTC medicines and products.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

The near-term combined pipeline, I believe, is second to none. With an investment of more than $1.7 billion, together we will have more than two dozen products in late-stage development.

We also intend to continue our investment in generics, where we leave the industry in first-to-files and where we already have more than 1,200 applications pending for international markets. These assets and those that we will invest in (inaudible) combined company delivers industry-leading growth for the long-term.

Now let me turn the call over to David, who will provide an overview of Allergan.

David Pyott:	Thank you very much. It is a pleasure and (inaudible) for me to be part of this historic day, to be on this call. As Brent (inaudible) laid out we have a concept for a new model of growth pharma. Allergan will contribute greatly to this combination.

As you all know, Allergan is a multispecialty healthcare company focused (not just) on pharmaceuticals but biologics, medical devices, and also over-the-counter products. We have overlaps in neurology, urology, and dermatology in addition to other specialties.

As you can see on the bottom of this chart, about half of our business still is eyecare, a business which Brent of course knows very well from his professional history. And of course Botox is a great brand, made up of roughly half therapeutic (inaudible) …

There is somebody on the call right now that’s disturbing this. So could you kindly exit? OK; so we’ll continue.

Moving on to the next chart you can see four of our medical specialties. If you look at the bottom you can see in fact Allergan is a leader in every single one. Typically a number-one position; in eyecare still number two, but for many years now Allergan has been the fastest-growing full-line global player.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Looking at the eyecare marketshare at 23 percent that excludes Restasis; but with the recent approvals of Ozurdex for diabetic macular edema not only in Europe but also United States, most recently with a broad label, clearly the new Allergan-Actavis will become an important player in retina as well. I’ll come back to that point in terms of pipeline later.

In terms of Botox, as Brent and I laid out earlier this morning on CNBC, this is a pipeline and a product. And whilst there’s still great growth here – the last quarter 16 percent – still the best is to come.

In terms of dermal facial fillers, still a relatively small market but with enormous growth potential. In this last quarter growth of 52 percent worldwide, and you can see an outstanding leadership position built on the new generation of fillers, which we call Vycross; and the most important one within that is Voluma.

Moving on to breast aesthetics, again a leadership position. Last quarter 6 percent growth driven by both the base breast aesthetics portfolio and the recent introduction of the denatured silk product called SERI Scaffold.

Moving on to the next chart you can see that Allergan operates in very attractive markets, all of them are growing around that 10 percent mark. And of course, as Allergan has built these brands there’s an ability to not only grow the category but to grow marketshare as well.

If we move on to the next chart, this is in order of magnitude in terms of the delta in dollars sales between 2013 and 2019. You can see many, many growth drivers here.

First and foremost, led by Botox therapeutic and its constituent parts: chronic migraine, overactive bladder, the two indications in spasticity. Continuing growth for Botox cosmetic; Restasis even 10 years post-launch still growing even in volume in the United States in double digits; and of course still early days when it comes to dermal fillers.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Optive is in the artificial tears category, which worldwide grows around about 10 percent and very much responds to line extensions and new product introductions. Ozurdex I’ve already commented.

And then moving on to bimatoprost or Lumigan sustained release, this is a new revolutionary way for patients to receive their glaucoma medications in the form of a micro-implant.

Semprana, formerly known as Levadex, our product for aborting migraines and where we see some great synergies with Actavis in terms of entry into primary care. Many of you will recollect that we historically said that about a year post-launch – this is speaking now of Allergan historical plans – we planned to mount a salesforce of somewhere between 150 and 200 representatives for Semprana and also for Botox for chronic migraine; and I’m sure that Brent and his team will think carefully about potential revenue synergies in that area.

So rounding off, DARPin – the very important entry into the age-related macular degeneration category. As a reminder approval expected somewhere maybe the end of 2018, maybe early 2019; and clearly right at the end of this 5-year planning period.

One thing I should point out in all of this is, whilst we have interesting pipeline products and R&D, this is one of the lowest risk adjustments I’ve seen between delivery and execution of all the products that are already commercialized and those still pending FDA and other regulatory agency approval. So a very derisked plan, and I’m sure very attractive to Actavis in terms of their future plans.

So I’ll now pass back to Brent Saunders.

Brent Saunders:	Thanks, David, and I think it’s obvious why we’re so excited about the Allergan business. Turning to slide 18, we outline the details of our financing strategy and capital structure.

We have secured bridge financing from J.P. Morgan Chase Bank, Mizuho Bank, and Wells Fargo. Financing will consist of available cash, new debt including senior unsecured notes, term loans, and new equity. The transaction will provide an approximately 15 percent effective tax rate upon close.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Strong free cash flow will enable us to deliver quickly to below 3.5 times debt to adjusted EBITDA within 12 months after close. And we expect to maintain our investment-grade rating following the close of this transaction.

This combination will have unique benefits: the strong and respected Allergan name and Allergan’s brand awareness with consumers around the world. I will lead the new organization as CEO and President, and Paul Bisaro will continue as Executive Chairman. We will also invite two members from Allergan’s Board to join our Board of Directors.

Finally we will create a unified, focused management team that capitalizes on the strong talent in both Allergan and Actavis. Allergan is an exceptional company. Actavis is an exceptional company. The talent represented across our two companies will be unmatched by any other in our industry.

Integration is one of our core competencies. Our management team has proven time and time again that it can capture synergies rapidly and efficiently while growing the business.

We expect to bring our experience, along with that of the Allergan team, to deliver the same results with this combination following the close. We expect to immediately begin rigorous integration planning.

Turning to slide 21, to successfully complete this transaction we will need approval by shareholders of both companies. Given the many benefits of this transaction we are confident that shareholders of both companies will share our enthusiasm and excitement for this combination.

We will also be working over the next few months to achieve approvals by various regulatory agencies and a Hart-Scott-Rodino review in the U.S.. We expect to close in the second quarter of next year.

This is an exceptional transaction by every measure, and the numbers speak for themselves. With double-digit revenue growth targets, double-digit accretion, more than $1 billion in free cash flow, the economics of this combination are compelling.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

With a commitment to invest in R&D and supported by the talents of more than 30,000 employees around the world, I am confident that we can drive the combined business to new levels of achievement and have set an aspirational goal of $20 per share EPS for 2017.

David Pyott:	$25.

Brent Saunders:	I’m sorry; David, got me. Set an aspirational goal of $25 per share for 2017.

Together we have exceptional products, exceptional commercial reach, and exceptional talent. Actavis plus Allergan will create the most dynamic company in growth pharma. This is a historic day for both companies, for our shareholders, and for patients and consumers around the world.

With that let me turn the call back over to Lisa to get the Q&A underway.

Lisa DeFrancesco:	Operator, I think we will go ahead and start the Q&A.

Operator:	At this time, if you would like to ask a question, press star then the number one on your telephone keypad. Again, that’s star one to ask a question. And your first question comes from the line of Ken Cacciatore with Cowen and Company.

Ken Cacciatore:	Congratulation, guys. Clearly two very well-run companies. But I was wondering; do you feel that you need to pause after doing such a large transaction? Or could you still be aggressive with M&A?

Your friend and partner Mr. Pyott was clearly looking to do some capital deployment, and was wondering if you’re going to pick up that baton or it will be time here to integrate and start paying down debt immediately. Thank you.

Brent Saunders:	Yes, Ken, it’s a great question. Obviously we need to get this transaction closed; we have to do our pre-integration planning very carefully to keep the growth momentum in both companies moving forward; and we’re committed to rapid delevering.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

I think what you will see us continue to do is the things that we have been doing. Good examples are Furiex, Durata, Rhythm, to keep building out our franchises, to build out our pipeline. And we’ll continue to look in dermatology and ophthalmology and other areas as well now.

Operator:	And your next question comes from the line of Jami Rubin with Goldman Sachs.

Jami Rubin:	And I offer my congratulations as well. Just so that we’re all very clear, Brent, that double-digit accretion: that’s double-digit percent accretion, or double-digit accretion? If you’d just please clarify that.

And also just – we’re thinking about the business going forward. What portfolio pruning do you think makes sense post the deal? Does it make sense to have the ANDA business? Does it make sense to still be very big in generics?

What do you think the noncore businesses will be after this deal is completed? Thanks.

Brent Saunders:	Thanks, Jami. To be absolutely clear it’s double-digit percent accretion and doubling in the second year. So very strong EPS accretion; but most importantly top-line accretion in this deal, which is very rare for a deal this size and companies this large.

I think as you think about the combined company, our goal as I said on CNBC this morning is not to be the biggest. It’s to be the best.

So we are going to continue to look at where can we achieve that status, be top one, two, or three in the markets in which we compete. As I’ve said to you before, there’s no sacred cows at Actavis or the new combination. So where we believe we can’t be competitive, then we’ll look to see if it’s more valuable in somebody else’s hands.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

That being said, we’re absolutely committed to generics because we are best-in-class in generics. We have the best, fastest-growing generic business in the world with the absolute best pipeline. So to be clear, we’ve already achieved the status of being best in generics and it is our commitment to maintain that status.

Operator:	And your next question comes from the line of Shibani Malhotra with Sterne Agee.

Shibani Malhotra:	Thanks for taking the questions and congratulations on the deal. I guess this is a question for both David and you, Brent. Can you just talk about the synergies and where these are coming from in more detail?

And specifically, I guess, when we compare the total number that you’re talking about, which is around $2.3 billion, versus Valeant’s $2.7 billion how – so yours are pretty high as well. Can you talk about, as I said, what do you think that you could cut that Allergan hadn’t already cut?

Brent Saunders:	Shibani, to be clear, our combined synergies are approximately $1.8 billion and that would …

Shibani Malhotra:	That’s without Allergan, right?

Brent Saunders:	Well you’re including Project Endurance. The $2.7 billion from Valeant also did not include Project Endurance, just to compare apples to apples.

I think probably the biggest difference if you look at the slide show that Valeant put out this morning is they wanted to cut $900 million of R&D, where we’re cutting $400 million from a much larger combined spend. So I think our commitment to growing the business for the long term and commitment to keeping our focus on sales and investments and direct-to-consumer advertising and our salesforce is much stronger than perhaps what was being proposed by the other company.

That being said, look, I’ve said this and I’ve said this many times: we have a core competency in doing this, but anybody can cut costs. The real goal here is for us to be very smart and intelligent and thoughtful and deliberate in driving these efficiencies without impairing our ability to grow.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Both businesses have tremendous momentum on the top line. Both businesses have great momentum on the bottom line.

And we don’t want to do anything to upset that equilibrium. We want to continue to fuel that momentum. We want to continue to invest for the long term and make sure that all of our products continue to grow.

We have long patents and in some cases we have franchises that will go on for decades, and we need to be good stewards of those and make sure that we invest behind them. David, I don’t know if you’d …

David Pyott:	Yes, I think one thing Brent didn’t allude to was the very exciting revenue synergies. You can imagine for both management teams, we’ve been running at probably 100 miles an hour, if you can imagine that, on foot – I like driving at that speed by the way, in places where it’s legal, in Germany. But great revenue synergies.

And I referred to the very attractive opportunity for migraine in PCP. But I think when you look at the combined footprint of the companies around the world, you’ll see in many cases that where Allergan historically has been strong Actavis has not been so well represented; and in reverse.

So I think as the two teams really get to work on Western Europe, China, Japan, Latin America, they will come up with some great ideas. I don’t want to make things too tough for my good friend Brent, but once those have all been quantified this will drive further upside in the coming years.

Brent Saunders:	Just to be clear, Shibani, in our synergy target we have no revenue synergies included and we don’t have any plant level of synergies included. We would do that in the normal course; but we’re not including that in our synergy plan.

And perhaps Bill – I mean, David mentioned revenue synergies in the product portfolio. What’s your observation on this?

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Bill Meury:	Yes, I think the primary care capability of Actavis could benefit not just the migraine indication for Botox or Semprana but also if you take a look at the dry eye business in Restasis; that’s an untapped market. There’s still a great deal of penetration potential that exists, that could benefit from primary care coverage.

I think the same point applies to overactive bladder, which also has a strong primary care component to it. I think when you think about those three areas the potential for concrete sales synergies – which are sometimes difficult to quantify – becomes much more real.

Shibani Malhotra:	Great, thank you. And David we hope you are going to be involved in the new company and that we’re not going to just lose touch with you.

David Pyott:	No, well, in the short-term of course my absolute focus with the whole Allergan management team will be to play our role in completing the transaction as appropriate, but above all running the company in a very focused manner.

I think to the great credit of our employees, they’ve done a fabulous job when you look at the ever-increasing cadence of growth.

People told me 7 – well, now 6.5 months ago, be careful you are all going to get so distracted with all the other issues going on. And I appealed to everybody: please keep focused. And we’re going to keep focused and hand over what I think is the Allergan flame.

I see this as an Olympic torch which will be handed over to the Actavis team. But of course it will be comprised of really talented individuals from both historical companies.

Shibani Malhotra:	Great. Thank you.

Operator:	And your next question comes from the line of Chris Schott with JPMorgan.

Chris Schott:	Just a couple questions here. I guess first on just the broader Actavis business model, you guys have always identified a model that allows you to operate a far more efficient company even than the industry historically has operated with.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

When you think longer term, does the Company reach a scale where you run into any kind of diseconomy of scale with size, and it just becomes difficult to manage the organization as lean and efficiently as you like? Just because it becomes more complex, you get into more categories, et cetera. How do you think about that as you now are positioned as a top 10 company?

Second question may be more for Brent. Just as you diligence this pipeline can you talk about just your excitement on the Allergan pipeline, what assets in particular you’re most focused on?

And maybe we could just get your view, just given the company’s historic approach to generic Restasis, your comfort with the durability of that franchise. Thanks so much.

Brent Saunders:	To your first question, Chris, in terms of scale we don’t see an issue there. Remember, this is a Company that started off as Watson, so it has this generic DNA that Paul really instilled inside the Company.

What does that mean practically? That means we don’t have that – I don’t know, for lack of a better term, that mushy middle of management. We have a very flat structure.

We have great discipline about spans and layers inside the organization. We don’t make decisions by committee. We empower our talented employees to drive our business.

We do make mistakes, but we learn from our mistakes and we tolerate that inside of our organization. And we work hard.

So I think when you look at all the attributes of our Company, very similar to Allergan. We have people that compete and like to win.

And I don’t think scale is a question. It’s all about the talent of the people.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

And our management team combined is best in class. We’ll have people with tremendous bandwidth to do a lot of different things.

Your second question related to the diligence in the pipeline. I think one of the great upsides in this business is the combined portfolio. We have well over 20 late-stage products that will launch over the next few years and several that will launch next year.

I think as you look at the Allergan product specifically, probably DARPin is the one that I don’t think gets enough credit. And perhaps that’s because it comes in at the end of the planning period that we’re all looking at.

But when I was at Bausch & Lomb we tried to buy DARPin as well and missed out on it to David and Allergan. But this is an area that is growing. It’s a horrific disease, and if we can reduce the injection burden for patients then you really could have a potential blockbuster.

I think when we look at glaucoma and having the ability to put Lumigan in a sustained release in the back of the eye, this is a bit of the Holy Grail in glaucoma, to help physicians with a big issue in glaucoma around compliance, persistence. And that is something I think we’re also very excited about.

I think the filler line has got tremendous upside. Semprana in migraine.

And of course the continued focus on extending Botox just will go on and on. It’s a product that will be around forever, and Allergan has proven they know how to create markets with it and they know how to drive it. So we’re very excited about what they have planned for the Botox line as well.

I think lastly with Restasis, we think we have a very long life ahead of us with Restasis. Obviously we know how to evaluate these opportunities because of our alter ego, and we’re very comfortable with how we’ve modeled it and what we believe will happen in that sector.

David Pyott:	Maybe I could add maybe just two or three remarks in terms of the very pleasant findings we had during our due diligence process when we met with Actavis management. I think I was very struck by the historical approach to cost; and I suppose that comes from managing a lower gross-margin business than branded pharmaceuticals.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Of course we share that common history when we go way back, maybe 20-plus years ago, with contact lens care or ophthalmic surgical. So once you know how to run a business really efficiently, say at 50 percent or say at 60 percent gross margin, being in 80 percent or 85 percent or even higher gross margin land is delightful.

With that of course comes the peril of creating too much complexity, and I think that’s where I really believe that Brent has put his finger on this concept of growth pharma. He spoke about agility, lack of management layers; and clearly given the synergy targets that will be ensure.

But it’s not only a cost point of view. It’s an ability to act rapidly and in an entrepreneurial manner, and I think that’s really the important part.

Brent Saunders:	I agree. I agree.

Operator:	And your next question comes from the line of David Maris with BMO Capital Markets.

David Maris:	Hi, good morning, guys. Congratulations. This is a fantastic outcome for both companies and their shareholders, and I know everyone strains to say something especially to David, because this feels like a goodbye. But the share return is – and the legacy of the company and Brent’s and Actavis’s seeing that value, is a reflection of all of that combined.

But first, Brent, is the $25 aspirational number for the combined Company for 2017, is that as you stand now as a combined Company, or does that contemplate other things as well?

Then second, physicians were almost as against the other company’s cost-cutting plan and deal as Allergan was. Some of them had said had said they were concerned about cuts to R&D and educational support of professional societies. What would you say to physicians about the combined Company and the commitment to this ongoing professional support and R&D?

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Brent Saunders:	Yes. The aspiration of $25 EPS in 2017 is contemplated in the new share count after we sell equity and obviously gives Allergan shareholders equity; so it will be off the future share count. And it doesn’t contemplate any more transformational M&A. We will be delevering and focus on that.

We model our cash, as it should, to pay down debt. And obviously we will continue to do the small tuck-in types of deals and R&D pipeline deals that we have done over the last few months, though.

So it’s a pretty straight line to get to that aspiration. It’s all about execution.

I think as you think about physicians, I came to the Forest-Actavis world from ophthalmology. I understand specialty pharmaceutical very well and the commitment you need to have to the physician community in the form of innovation, in the form of medical education and the like.

Ophthalmology, much like plastic surgery or aesthetic derm and whatnot, you have a very close connection with your customers. Many of the ophthalmologists have my cell phone and e-mail; and I probably got 80 e-mails from ophthalmologists just today alone.

But look, we understand it. We’re committed to all of our constituents, and we’re going to make sure we continue to drive innovation and education in all these specialties.

David Pyott:	Yes. Obviously, Brent knows ophthalmology very well and I’ll be very delighted to introduce him to the key physicians in all the other specialties where historically he hasn’t been personally or the Company, Actavis, been involved.

It’s an easy process. Once you’ve learned one kind of sport – let’s call it racket sport – you can (multiple speakers) the next one.

Brent Saunders:	I like that. Thanks, David.

David Maris:	Thank you.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Operator:	And your next question comes from the line of Liav Abraham with Citi.

Liav Abraham:	Good morning and let me add my congratulations to both teams. Firstly, Brent, you mentioned a $25 EPS target for 2017. Do you have an aspirational EPS goal for 2016 that you can share?

I don’t know if you mentioned anything on CNBC this morning. I didn’t listen to that interview.

Then secondly, can you just talk a little bit about the $9 billion of new equity and mandatory convertible preferred that you are going to issue? For, number one, the timing on this and also the rationale. Perhaps you could have potentially financed this component via Allergan’s cash on hand and cash flows of the combined entity.

What was the rationale behind the structure? Was it to satisfy the rating agencies? Thanks very much.

Brent Saunders:	Yes, so we – David and I are both a little insulted that you didn’t watch us on CNBC, but we’ll get over it.

Liav Abraham:	I think I have a good excuse this morning.

Brent Saunders:	Look, no, we didn’t give 2016 guidance. Obviously I think you can do the math when you have double-digit accretion like we’ve described and get to a very nice strong number.

We really – this transaction allows us to leapfrog our bottom-line growth. But more importantly – and I can’t say this enough – what it does to our top-line growth was really the most important strategic rationale for the deal. So we’re very excited about being growth pharma, especially given the size of our business.

I think as you look at the capital structure – I will turn it over to Todd to make some comments. But the overall rationale behind the capital structure was to preserve financial flexibility, to generate free cash flow, to maintain our investment-grade rating, and allow us to continue to do the things that we need to do to build our business outside of transformational deals. Todd?

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Todd Joyce:	And I’ll comment. We did work very closely with the rating agencies. As Brent mentioned, investment-grade ratings are incredibly important to us because it really allows us the flexibility longer term to finance our business at very attractive rates.

We laid out a range of options to the rating agencies and then agreed with them not only on the amount of equity versus debt that we were going to issue in connection with the transaction, but also the timing of – as we look to ladder the new debt and the maturity schedule for those new borrowings. We expect a significant amount of that to be in relatively short duration, under 5 years.

So we’re extremely committed to delevering in the near term. We’ve communicated that to the rating agencies; we’ve communicated that to our bondholders and shareholders as well. So that’s the rationale for the split of debt and equity.

Liav Abraham:	Thanks very much.

Operator:	And your next question comes from the line of Ronny Gal with Bernstein.

Ronny Gal:	First, add my congratulations to the rest of the gang here; and then very quickly a couple of questions. First, if you can just let us know what your assumptions are you suggest we use for interest rates for the debt portion, all taken in; and whether the tax rate that you’ve given us, the 15 percent, should we think about as these sustainable interest rates for the organization going forward?

And last, Brent, as you currently do due diligence on Allergan, can you describe to us a little bit of the recent revenue acceleration as to – with Allergan? Is this sustainable? Is this the beginning of a new trend?

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Should we think about those businesses growing indeed at something close to 14 percent revenue? Or this is something we should think about as coming back to around 10 percent over time?

Brent Saunders:	Great. Todd, you want to take the first part?

Todd Joyce:	Sure. In terms of the interest rate that we’ve modeled into the transaction, we’re assuming a roughly 4.25 percent interest rate. And that would be – that would include roughly $15 billion of short-duration bonds, term loan facilities.

And then I will turn it over to Bill.

Brent Saunders:	Well, I think in terms of our diligence, I’ll make a comment; maybe ask Bill to – since he led the commercial diligence team on our side. Look, we looked very carefully at this and spent a lot of time with David and his team in live meetings for a few days, locked in hotel rooms, as well as looking at all the data in data room.

We are very comfortable with the acceleration of sales at Allergan. We see it as high-quality growth. Everything we looked at was spot on.

It’s an incredibly well-managed, well-run company with great control environment. So what we saw is really true growth; and perhaps, Bill, you could put some color on that.

Bill Meury:	Yes, I think it’s a good question, Ronny. When we took a look at the aesthetics line, I think the launch of Voluma in the United States was the most successful aesthetic launch – even more successful than Botox. So I think when you think about that product line, I would expect the growth rate to trade at the upper end of the range.

When you look at Botox, the indications for migraine and overactive bladder are really driving the underlying growth for Botox therapeutics.

And we like Restasis. There’s a lot of untapped potential there.

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Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

There’s millions of people with dry eye that are not being diagnosed and treated. We think, like I said earlier, the primary care capability at Actavis might exploit that. And then glaucoma is probably going to trade at the lower to middle end of the range until we get bimatoprost SR, which Brent commented on.

So when you really look at the demand in 2014 over 2013, it was driven by volume. And it doesn’t appear, when you look at the last two quarters, that the rate of growth is slowing. So we’re very optimistic about what 2015 is going to look like.

Brent Saunders:	As an aside, you should also know that a lot of these products are buy-and-bill. They are physician inventory, and physicians don’t tend to carry a lot of inventory because they don’t have the working capital, as you can imagine.

Ronny Gal:	Makes sense. And the tax rates going forward, should we think about it as 15 percent?

Brent Saunders:	Yes, 15 percent.

Ronny Gal:	OK. Thank you very much, Brent.

Operator:	And your next question comes from the line of David Amsellem with Piper Jaffray.

David Amsellem:	Thanks and let me also add my congratulations. I wanted to drill down on the extent of revenue synergies.

Can you give us some color on which products out of the Allergan portfolio do you believe have the most potential to extract revenue synergies? Is it, for instance, Restasis being detailed to general practitioners, as one example?

Then just secondly can you just provide a little more color on the nature of the manufacturing synergies and the timeline for synergy capture there? Thank you.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Brent Saunders:	Yes. I think, just to be abundantly clear, we don’t put revenue synergies in the model. The reason we don’t do that is you can chase your tail trying to quantify them.

The other thing is we know that some areas are instant-hit revenue synergies, like migraine. There are other areas, like perhaps dry eye that Bill alluded to, that we’re going to test.

It’s not like we’re going to put the whole primary care field force into Restasis; we’ll tested in a couple markets and see how it goes. That’s the beauty of our structure, that’s almost 500 markets in primary care in the U.S..

So we believe they are real. We’re very excited about the revenue synergies. And my sense is, over the coming weeks as we start this rigorous pre-integration planning, we’ll come up with even more ideas about revenue synergies, much like we did with the Forest-Actavis integration.

So that’s something – I don’t know, Bill if you want to add any color to that.

Bill Meury:	I think that’s right. We have the ability to test the opportunities for sale synergies, which we’ll do. Restasis looks like an interesting one. There are millions and millions of people out there that take contact lenses, and about a third of them experience dry eye.

We think there’s potential there. But it’s got to be done carefully and intelligently; and that’s what we’re going to do.

Operator:	And your next question comes from the line of Marc Goodman with UBS.

Marc Goodman:	Yes, hi. I just want to make sure I understand this double-digit accretion; that is relative to the consensus EPS for Actavis for 2016 right now, which is roughly $18.60 or something like that?

Brent Saunders:	You’re right on.

Marc Goodman:	Then second, in the synergies of the $1.8 billion it said $450 million financial synergies. So these are tax synergies, is that what we’re assuming?

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Todd Joyce:	They are tax among other things, yes.

Marc Goodman:	What else would be in there?

Todd Joyce:	Well, there’s some other interest and things like that that we’ll see how it goes. But yes, mostly tax.

Marc Goodman:	OK. Then Todd, you were mentioning on the debt side – I mean, if you are issuing $27.5 billion of debt you said you used 4.25 percent for that. I mean you mentioned $15 billion of short-term bonds; and I assume you’re going to term these out. So can you just explain a little more there?

Todd Joyce:	No, that’s exactly right. $15 billion and relatively short. So this is a term loan facilities, $5 billion in term loan facility. The rest in bonds, short-term bonds; and then above that another $12.5 billion beyond 5-year duration.

And we’ve factored, as we look at the interest rate for those issuances, roughly 4.25 percent.

Brent Saunders:	OK, if we can do better we’re going to do better, but we have to put something in the model and that’s what we’ve modeled. If the environment is right, we will do better than that.

Marc Goodman:	So 4.25 percent on average for the full $27 billion is what you’re saying?

Todd Joyce:	Exactly.

Brent Saunders:	That’s our model. Go ahead.

Marc Goodman:	No, go ahead.

Brent Saunders:	I was just going to quickly touch back to manufacturing synergies, because I didn’t answer that for David. We modeled about $200 million out of COGS.

Most of that comes out of procurement, back-office synergies, management of quality systems, and the like. We don’t model any plant closures or anything like that in the COGS line.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Marc Goodman:	Then you said $400 million in R&D and $400 million in sales and marketing. Are those overlap, or how do you view – how should we view the $400 million each in each one of those buckets?

Brent Saunders:	Yes. In sales and marketing we overlap in far and away three of the four therapeutic areas that Allergan competes in. We overlap in neurology, we overlap in urology, and we overlap in dermatology.

So there’s clearly some key overlap in sales and marketing. There’s also back-office, sales administration training, fleet, all that kind of stuff, informatics, that are also the target of synergies.

In R&D it will also be a combination of back-office management of clinical trials, pharmacovigilance, the transactional side of R&D. And then of course we’ll look at lower value programs and make sure that we’re spending our money against the high-value, high probability of success programs.

Marc Goodman:	Thanks.

Operator:	And your next question comes from the line of David Risinger with Morgan Stanley.

David Risinger:	Thanks very much and congrats, all of you, as well. I have just a couple of quick questions. The first is I’m just hoping that you could talk us through the R&D cuts that you see.

My impression is that Actavis R&D is pretty lean, and Allergan was trending towards very lean R&D over the next couple of years. So if you could explain that, that would be helpful.

Second, with respect to the brand business integration and headquarters, could you comment on that? Obviously since the Company is going to be bicoastal it would be interesting to hear how you plan to run the brand business.

Then third, with respect to the generics business, that will be a small percentage of earnings. Just wanted to hear your level of commitment to the generics business longer term. Thanks very much.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Brent Saunders:	Yes, sure, David. Look, on the R&D cuts we’re looking at somewhere in the mid to high teens percentage cut of our overall R&D spend; and that takes us to about $1.7 billion of R&D spend in our first year after the combination closes. We believe that that’s sufficient; but we never managed R&D as a percentage of sales.

I’ve been pretty clear about my theory on R&D spend, which is we should spend our money against projects that make sense and we should look at our budget on a project-by-project basis. But we’re very committed to invest in innovation for our branded business; we’re committed to investing in biologics and biosimilars; and we’re committed to invest in maintaining our best-in-class generic R&D capabilities.

When they put that all together we believe $1.7 billion does it. We think that there’s enough synergies in transactional and back-office R&D and cutting low-value programs that we don’t sacrifice any growth in the future by cutting these R&D – this number, this $400 million in R&D synergies.

In terms of headquarters we will remain headquartered in Dublin. We are an Irish company. We will maintain an administrative office and focus in New Jersey; and we will be committed to maintaining our specialty brands in Orange County.

I operated in a bicoastal environment before I came here at Bausch & Lomb, between Rochester and Orange County, as well. I know the area; I know the community. And one of the reasons we were interested in this deal and one of the reasons we would only do it as a friendly deal is the people really do matter to us.

Whether I love New Jersey or not, people don’t move from Orange County to New Jersey. So we’re very respectful of that notion, and our goal is to keep all the great talent that is in Orange County in Orange County.

We think given technology and the ability to use videoconference and other things like that, you can create a one-company culture over time fairly easily. It just takes a little focus and effort. We did it at Bausch & Lomb and I suspect we will do that here and improve upon it.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

In terms of generics I want to be clear about this, David: we are absolutely committed to our generics business. As I said earlier, our goal is to be the best at what we do, not the biggest. If we can’t be the best we want to get out of it. If we can be the best, we want to invest in it.

We are the best generics player in the world today. We have the best business with the best people with the best pipeline.

So we like our generics business. We believe it actually gives us – the way we manage it as one company gives us a competitive advantage in terms of how to think about markets, how to think about products, how to do formulation work and the like.

It gets us closer to our customer. And ultimately, as the healthcare system continues to consolidate, I think it will allow us to service our customers in a way that’s different and better and more robust than anybody else in this industry.

So we’re not backing away from our generic heritage. We’re embracing it.

David Risinger:	That’s great. Thanks very much, Brent.

Operator:	And your next question comes from the line of Jason Gerberry with Leerink Partners.

Jason Gerberry:	Good morning and thanks for taking the question, and congrats on the deal. My first question is for David Pyott. David, just curious what you view to be the key distinguishing factors between Actavis and Valeant.

The reason I ask is just because Actavis has clearly had a pace and scale of M&A-driven growth that has arguably been comparable to Valeant. So just curious how you looked at the different models and what got you more comfortable with Actavis.

Then my second question, for Brent. Just thinking about your ability to grow at 10 percent top line, can you talk about price versus volume, and if you think the combination allows you to get more, I guess, leverage with payers and capture better access, or ability to capture effective pricing increases? Thanks.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

David Pyott:	OK. Well, I think the primary one that Brent has vocalized as well is commitment to R&D. Clearly the combined entity – $1.7 billion is real money.

Also if one looks at historically the spend by Actavis on its specialty brand business, their R&D intensity has been pretty close to ours. So we didn’t really have any differences in our approach at all.

Both Brent and I – as well as more recently of course I got to know Paul as well – Bisaro. But certainly going back to Brent, given the common history we have in ophthalmology I know exactly how Brent has seen and operated the business; and of course I very carefully read up on Actavis in the last couple of months, on how they operate.

I think the second part is the heritage of building brands which really comes more from the Forest side if one looks at history. I was very impressed at again the great commonality in approach, in attitude.

And I think the two teams will learn things from each other. I think for the Allergan side, if you like, our lack of knowledge is how to go in and out of primary care in a way that clearly Actavis knows how to do very, very well indeed. I was very impressed by that.

And maybe a little bit of a nice synergy is applying some of our knowledge in terms of direct-to-consumer advertising, or sometimes it’s direct-to-physician. I think again I’m really excited about putting the, if you like, the smartest people together, whether they are in New Jersey or Orange County. I see some real upside there.

So this is all about building long-term value and not short-term cost-cutting.

Bill Meury:	The only thing I would add – this is Bill – is that we’re at the top of our peer group in about six different areas: CNS, GI, women’s health, and then urology, dermatology, and neurosciences; and there’s overlap between several of them.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

I think the combination will give us much greater access in several key specialty audiences. I think we’ll have more health plan negotiating relevance than we have today.

I also believe that the capabilities that the Allergan team brings in the consumer area is going to be very, very important to our CNS product line as well as to our GI product line. I mean, they really set the pace as it relates to consumer promotion expertise.

As it relates to price, it’s tough to generalize because this product line is fairly diverse. You have commercial health insurance; we have Part D; and then of course there’s the buy-and-bill model.

We never want to over-rely on price appreciation; but I believe the combination of our expertise in promotion and the quality of these products is going to create a nice sales synergy going forward.

Jason Gerberry:	Great, thank you.

Operator:	And your next question comes from the line of Elliot Wilbur with Needham & Company.

Elliot Wilbur:	Thank you and good morning. And Brent, I’ll count myself amongst probably one of the very few people who ever moved from Orange County to New Jersey. Someone told me it was the Garden State, and I was expecting great things.

Two quick questions for you. First is with regard to the tax rate. You mentioned sustainable in the 15 percent range, but then you also talk about rapid deleveraging.

I would assume that part of or a majority of the incremental tax rate benefit, relative to the combined pro forma rate, is due in fact to the deployment of leverage and being able to deduct that in the U.S.. So I’m just wondering how sustainable that tax rate really is if in fact you do rapidly delever post the transaction.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Then there’s a second question just on the regulatory or the FTC front. You talked a lot about Actavis maintaining a best-in-class generics profile, which it certainly has, by targeting some niche, high barrier-to-entry drugs.

Some of the assets in its ANDA pipeline would include assets like Restasis, Lumigan, and Latisse. So I’m just wondering from an FTC perspective, how do we think about the ability to do something with those assets – or being forced to do something with those assets as part of the transaction.

Brent Saunders:	Yes. Todd, do you want to comment on tax?

Todd Joyce:	Sure. Part of the tax savings from the transaction is coming from the intercompany capital structure, so it’s leverage created through our structure. And even though we’ll be rapidly delevering from an external perspective, we will maintain that intercompany leverage.

Over time that does get paid off as well and creates a headwind. But at the same time we will be evaluating R&D programs and putting – and funding our longer-term pipeline in tax-advantageous locations.

So that’s the strategy, is to develop that IP offshore, to successfully launch those products, and to have that tax at a favorable rate.

Brent Saunders:	Yes, I think as you think about getting through the FTC our initial look is very minimal value leakage, if any. We think that as we looked at Restasis and Lumigan and all the other products in that portfolio we felt very good about the intellectual property and exclusivity.

Obviously Lumigan had a court case and won; and it’s still on appeal, but we’ve tracked that and modeled that and looked at it very carefully. Latisse already has a filer, and so we fully understand what will happen there.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

So I think having that alter ego gives us a great vantage point to have more visibility into how this market will play out and what will ultimately happen. And suffice it to say we think we’re in very good shape.

I think we could have time for one more question, Bridget.

Operator:	And your next question comes from the line of Randall Stanicky with RBC Capital Markets.

Randall Stanicky:	Brent, just stepping back and looking at the bigger picture longer-term, perhaps post 2017, for folks who have been sitting watching the business, watching all the M&A, and trying to understand what the growth profile or the targeted organic growth opportunity is: how should we think about this?

Are you guys looking at a business that could grow top line sustainably 10 percent and the bottom line in the mid-teens?? If you could give us any color that would be great.

Brent Saunders:	Yes; I mean, I think that is the aspiration. Our aspiration is to drive our pharma business – excluding ANDA of course – at that rate and get that leverage through to the bottom line.

We have to execute on quite a number of things. We have to continue to invest in innovation. But absolutely that’s how we wanted you to think about the business.

Randall Stanicky:	From an organic perspective?

Brent Saunders:	Absolutely organic.

Randall Stanicky:	OK. Great, thanks guys.

Brent Saunders:	Thank you. With that I would just make some closing comments.

We do believe this is an historic combination. We think we have the potential to create the best pharmaceutical company with the best organic top-line growth profile and bottom-line growth profile.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

We are committed to the long-term value creation for all of our shareholders and making sure our colleagues, and customers, and physicians and patients can continue to count on the combined Actavis and Allergan to make sure that we service their needs. We look forward to continuing to interact with you and update you over time, and thank you for joining us for the call.

Operator:	Thank you. This does conclude today’s conference call. You may now disconnect your lines.

END

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, Current Report on Form 8-K filed on May 20, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 16, 2014, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

ACTAVIS PLC

Moderator: Lisa DeFrancesco

11-17-14/10:30 a.m. ET

Confirmation # 35380529

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at www. Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis Inc.’s and Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.